**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report on Form 10-Q of Tiger X Medical, Inc. (the "Company") for the quarterly period ended September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew A. Brooks, Interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

    1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

    2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew A. Brooks
_____

Andrew A. Brooks
*Interim Chief Financial Officer*

Date:  November 8, 2012